CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com



26th May 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Result of AGM	26/05/2005
REG-Catlin Group Limited Trading Statement	26/05/2005

Yours faithfully,

Krupali Patel

82 - 34808

Print

REG-Catlin Group Limited Trading Statement
Released: 26/05/2005

RNS Number:7771M
Catlin Group Limited
26 May 2005

CATLIN GROUP LIMITED TRADING STATEMENT

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited ('CGL': London Stock Exchange), released the following trading statement after the conclusion of the Group's Annual General Meeting, held Wednesday 25 May 2005 in Bermuda:

Current Trading

We are pleased to report continued strong performance by the Catlin Group during 2005. Rate adequacy remains favourable across the classes of business underwritten by the Group, with a weighted average premium rate decrease of 2 per cent to April 30 2005 compared with the previous year. Loss experience to date has been within projections.

Net premiums earned and net income are developing in line with expectations. Given the rate softening occurring in certain classes and the Group's commitment to underwriting profit, there has been and will likely remain a reduction in gross premium written from the previous year.

Other Developments

There have been a number of other important developments for the Catlin Group during 2005:

- Liquidity in Catlin Group shares has increased significantly following recent changes to the composition of the share register, including market sales by some of our pre-IPO private equity investors.

- Catlin Canada, based in Toronto, will shortly commence operations, focusing on property, casualty, marine and aviation business.

- Catlin Guernsey will, subject to regulatory approvals, become the newest Catlin company, writing general aviation business on behalf of Catlin Syndicate at Lloyd's.

- Catlin Insurance Company (UK) Ltd. ("Catlin UK"), has successfully commenced trading following its authorisation by the UK Financial Services Authority in March. Upon its authorisation, Catlin UK was assigned a financial strength rating of 'A' (Excellent) by A.M. Best Company.

Stephen Catlin, Chief Executive Officer, commented:

"I am encouraged by our current trading and the potential of our new initiatives. In a challenging market, we are maintaining our focus on underwriting discipline, maximising new opportunities and actively managing our capital."

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications, Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
Email: james.burcke@catlin.com

Liz Morley,
The Maitland Consultancy Tel: +44 (0)20 7379 5151

82 - 34808

E-mail: emorley@maitland.co.uk

Investor Relations:
William Spurgin,
Head of Investor Relations

Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol:'CGL').

2. The Catlin Group operates three underwriting platforms:

- The Catlin Syndicate at Lloyd's (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda began underwriting in 2002 and writes property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin Group underwriting platforms have been assigned 'A' (Excellent) financial strength ratings by A.M. Best Company.

The Catlin Group also operates subsidiaries located in the Houston and New Orleans in the US, as well as in the UK, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries allow Catlin to work more closely with local clients and their brokers.

3. The Catlin Group's website can be found at www.catlin.com.

END
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REG-Catlin Group Limited Result of AGM
Released: 26/05/2005

RNS Number:7785M
Catlin Group Limited
26 May 2005

RESULTS OF CATLIN GROUP LIMITED AGM VOTING

HAMILTON, Bermuda - All of the resolutions proposed at Catlin Group Limited's Annual General Meeting, held Wednesday 25 May 2005 in Bermuda, were duly approved
by shareholders. Proxies were received in respect of 116,884,203 common shares, representing 76% of the shares in issue.

The results of the proxy voting on each resolution were as follows:

	Resolution	Votes For	Proxy Holder's Discretion	Votes Against	Votes Withheld
1	To receive the Annual Report and Accounts	107,050,583	1,703	1,101,808	7,945,335
2	To approve the Directors' Remuneration Report	110,748,917	1,703	1,887,252	3,461,557
3	To reappoint Pricewaterhouse Coopers LLP as auditors	115,819,164	1,703	278,562	0
4	To authorise the Board to establish auditors' remuneration	116,004,727	1,703	92,999	0
5	To declare final dividend	116,097,726	1,703	0	0
6	To re-elect Mr Alan Bossin as a Director	99,822,918	1,703	3,237,212	16,101,612
7	To re-elect Mr Michael Eisenson as a Director	102,657,687	1,703	2,160,824	14,343,231
8	To authorise the Board to allot shares	116,097,726	1,703	0	0
9	To dis-apply pre-emption rights in limited circumstances	105,350,116	1,703	0	10,747,610
10	To authorise market purchases of shares in limited circumstances	116,004,727	1,703	0	92,999

Resolutions 1-8 were ordinary resolution and Resolutions 9 and 10 were special resolution. A copy of the resolutions has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

82 - 34808.

- ends -

For more information contact:

Media Relations:
James Burcke,
Head of Communications — Tel: +44 (0)20 7458 5710; Mobile: +44 (0)7958 767 738; Email: james.burcke@catlin.com

Liz Morley,
The Maitland Consultancy — Tel: +44 (0)20 7379 5151; E-mail: emorley@maitland.co.uk

Investor Relations:
William Spurgin,
Head of Investor Relations — Tel: +44 (0)20 7458 5726; Mobile: +44 (0)7710 314 365; Email: william.spurgin@catlin.com

Notes to editors:

1. The Catlin Group, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide. Catlin wrote gross premiums of US$1.43 billion and reported record net income of US$154.1 million in 2004. Catlin shares are traded on the London Stock Exchange (ticker symbol:'CGL').

2. The Catlin Group operates three underwriting platforms:

- The Catlin Syndicate at Lloyd's (Syndicate 2003). The Catlin Syndicate is the eighth largest syndicate at Lloyd's based on 2005 premium capacity of £500 million. It is a recognised leader of numerous classes of specialty insurance and reinsurance.

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda began underwriting in 2002 and writes property treaty and casualty treaty reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (Catlin Insurance Company (UK) Ltd.). Catlin UK specialises in writing commercial property, general liability, professional indemnity, directors' and officers' liability and commercial crime insurance for UK clients. It also writes other classes of business written by the Catlin Syndicate.

All three Catlin Group underwriting platforms have been assigned 'A' (Excellent) financial strength ratings by A.M. Best Company.

The Catlin Group also operates subsidiaries located in the Houston and New Orleans in the US, as well as in the UK, Canada, Germany, Belgium, Singapore, Malaysia and Australia. These subsidiaries allow Catlin to work more closely with local clients and their brokers.

3. The Catlin Group's website can be found at www.catlin.com.

END
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